Exhibit 99.5

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 37. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos", EBIT margin excluding asbestos", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos" , "Effective tax rate excluding asbestos" and EBITDA). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year. James Hardie Q1 FY09 Results 20 August 2008

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers Agenda

Overview US$ Millions Q1 Q1 % FY 2009 FY 2008 Change Net operating profit 1.4 39.1 (96) Net operating profit excluding asbestos 41.6 68.6 (39) Diluted earnings per share excluding asbestos (US cents) 9.6 14.6 (34) Results affected by on-going weakness in all markets, particularly the US Businesses continued to outperform their markets by focusing on growing primary demand for fibre cement and targeting sales of differentiated products

Operating Review Louis Gries, CEO

USA Fibre Cement This house in Nashville, Tennesee, features HardiePlankTM lap siding in the ColorPlus(r) Technology colour, Woodland Cream, with HardieShingleTM siding in Woodland Cream and HardieTrimTM boards in Arctic White.

1st Quarter Result Net Sales down 20% to US$276.3 million Sales Volume down 19% to 462.6 mmsf Average Price down 1% to US$597 per msf EBIT down 42% to US$65.6 million EBIT Margin down 9.2 pts to 23.9% USA Fibre Cement

Strategy Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to reduce direct price competition USA Fibre Cement

1st Quarter Market Conditions Further deterioration in new housing construction activity Starts down 35% for the quarter, compared to last year Market demand affected by weaker economic conditions, tighter lending standards and falling house prices Inventory levels of new homes remain high More existing homes for sale due to increase in foreclosures Builder confidence levels remain very low Repair and remodelling activity down, but much less than new construction USA Fibre Cement

1st Quarter Key Points Sales down due to declining market opportunity Sales volumes were lower across all divisions and in each key region, other than Canada While sales of most exterior products declined, differentiated ColorPlus(r) collection of products increased market penetration in the quarter Weakness in Repair and Remodelling activity led to lower sales of interior products Freight costs increased Average net sales price fell slightly due to a higher proportion of interior products sold USA Fibre Cement

Outlook Housing affordability improved but demand constrained by lack of credit availability and consumer confidence Repair and Remodelling activity expected to continue to be soft Good operating cash flow generation Maintain or grow market share of fibre cement against alternative materials Maintain share of fibre cement category USA Fibre Cement

Top Line Growth USA Fibre Cement 0 400 800 1,200 1,600 2,000 2,400 2,800 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 $0 $200 $400 $600 $800 $1,000 $1,200 Revenue (US$M) JH Volume JH Revenue Housing Starts Q1 09 JH Volume (mmsf), Starts (000s Units) Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau.

USA Fibre Cement Primary Growth Performance Sources: Dodge US addressable starts (SF & MF-low); US Census R&R $ expenditures less CPI Note: • US Census discontinued their R&R $ expenditures report in 2007 • Q108 R&R = avg. published Home Depot & Lowe's same store sales less CPI -30% -20% -10% 0% 10% 20% 30% Q104 Q204 Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408 Q109 %JHBP Growth % NC/R&R Growth Rolling 4Qtr - JHBP Growth Rolling 4Qtr - NC/R&R Growth

Average Net Selling Price US$ per MSF 360 400 440 480 520 560 600 FY02 FY03 FY04 FY05 FY06 FY07 FY08 Q1 FY09 USA Fibre Cement

USA Fibre Cement *Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 and impairment charges of US$45.6 million in Q4 FY08 EBIT and EBIT Margin* 0 20 40 60 80 100 120 140 FY02 FY03 FY04 Q1 FY05 Q1 FY06 Q1 FY07 Q1 FY08 Q1 FY09 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

Asia Pacific Fibre Cement The new ScyonTM StriaTM cladding featured on a home by Plantation Homes at North Lakes, Queensland

1st Quarter Result Net Sales up 17% to US$83.3 million Sales Volume up 4% to 101.9 mmsf Average Price down 1% to A$867 per msf EBIT up 27% to US$15.8 million EBIT Margin up 1.6 pts to 19.0% Asia Pacific Fibre Cement

Strategy Increase sales of differentiated products that offer superior value Increase fibre cement penetration by providing customers with a Smarter Way to Build Improve market position while defending our share of existing segments Relentlessly reduce operating costs to compete on traditional products Asia Pacific Fibre Cement

Key Points Residential construction declined in both Australia and New Zealand US$ financial results again assisted by appreciation of Asia Pacific currencies Q1 net sales up 3% in A$ due to 4% increase in sales volume, partly offset by a 1% decrease in the average Australian dollar net sales price Sales of differentiated products continued to grow in Australia and New Zealand Non-differentiated products remain subject to competitive pricing pressure Stronger EBIT performance in A$, up 15% for the quarter due to improved gross margin performance Asia Pacific Fibre Cement

Outlook Building approvals expected to continue to fall in Australia and in New Zealand Housing affordability to remain under pressure with high interest rates and fuel costs Continued growth in sales of differentiated products Non-differentiated products in Australia are expected to remain subject to strong competition In the Philippines, residential construction activity is expected to be flat, or decline Asia Pacific Fibre Cement

Financial Review Russell Chenu, CFO

Result affected by further declines in US housing market Reduced cash flow as a result of reduced contribution from US business Decrease in capital expenditure Asbestos adjustments: US$40.5m in Q1 - unfavourable currency movement on A$ asbestos liability Realigned reportable operating segments: USA Fibre Cement and Other combined; now USA and Europe Fibre Cement Overview

Results - Q1 US$ Millions Q1'09 Q1'08 % Change Net sales 365.0 424.4 (14) Gross profit 124.0 166.9 (26) SG&A expenses (53.3) (55.5) 4 Asbestos adjustments (40.5) (30.1) (35) EBIT 22.9 75.0 (69) Net interest (expense) income (1.1) 0.5 - Income tax expense (20.4) (36.4) 44 Net operating profit 1.4 39.1 (96)

Results - Q1 US$ Millions Q1'09 Q1'08 % Change Net operating profit 1.4 39.1 (96) Asbestos: Asbestos adjustments 40.5 30.1 35 AICF SG&A expenses 0.6 0.6 - AICF interest income (0.9) (1.6) 44 Net operating profit excluding asbestos 41.6 68.6 (39)

US$ Millions Q1'09 Q1'08 % Change USA and Europe Fibre Cement 281.7 353.2 (20) Asia Pacific Fibre Cement 83.3 71.2 17 Total 365.0 424.4 (14) Segment Net Sales - Q1

US$ Millions Q1'09 Q1'08 % Change USA and Europe Fibre Cement 65.6 113.1 (42) Asia Pacific Fibre Cement 15.8 12.4 27 R & D1 (5.0) (4.1) (22) Total segment EBIT 76.4 121.4 (37) General Corporate (12.4) (15.7) 21 Total EBIT excluding asbestos 64.0 105.7 (39) Asbestos adjustments (40.5) (30.1) (35) AICF SG&A expenses (0.6) (0.6) - Total EBIT 22.9 75.0 (69) 1 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Segment EBIT - Q1

US$ Millions Q1'09 Q1'08 % Change Stock compensation expenses 2.0 1.5 (33) Earnings-related bonus 0.6 0.9 - Non-US warranty provision - 4.0 - ASIC proceedings 1.5 1.2 (25) Other costs 8.3 8.1 (2) Total 12.4 15.7 21 Corporate Costs - Q1

Net Interest (Expense) Income US$ Millions Q1'09 Q1'08 Gross interest expense (2.6) (1.4) Interest income 0.6 0.3 Net interest expense excluding AICF net interest income (2.0) (1.1) AICF net interest income 0.9 1.6 Net interest (expense) income (1.1) 0.5

Income Tax Expense - Q1 US$ Millions US$ Millions Q1'09 Q1'08 Operating profit before income taxes Operating profit before income taxes $21.8 $75.5 Asbestos: Asbestos: Asbestos adjustments Asbestos adjustments 40.5 30.1 AICF SG&A expenses AICF SG&A expenses 0.6 0.6 AICF interest income AICF interest income (0.9) (1.6) Operating profit before income taxes excluding asbestos Operating profit before income taxes excluding asbestos $62.0 $104.6 Income tax expense Income tax expense (20.4) (36.4) Asbestos: Asbestos: Tax expense related to asbestos adjustments Tax expense related to asbestos adjustments - 0.4 Income tax expense excluding asbestos Income tax expense excluding asbestos (20.4) (36.0) Effective tax rate excluding asbestos Effective tax rate excluding asbestos 32.9% 34.4%

Australian Taxation Office (ATO) - 1999 Disputed Amended Assessment ATO - 2002 and 2004-2006 Tax Audits Internal Revenue Service (IRS) - Notice of Proposed Adjustment (NOPA) Income Tax

US$ Millions Q1'09 Q1'08 % Change EBIT USA and Europe Fibre Cement 65.6 113.1 (42) Asia Pacific Fibre Cement 15.8 12.4 27 R & D (5.0) (4.1) (22) General Corporate (12.4) (15.7) 21 Depreciation and Amortisation USA and Europe Fibre Cement 11.4 11.5 (1) Asia Pacific Fibre Cement 2.6 2.7 (4) Total EBITDA excluding asbestos 78.0 119.9 (35) Asbestos adjustments (40.5) (30.1) (35) AICF SG&A expenses (0.6) (0.6) - Total EBITDA 36.9 89.2 (59) EBITDA - Q1

Cash Flow US$ Millions Q1'09 Q1'08 % Change EBIT 22.9 75.0 (69) Non-cash items - Asbestos adjustments 40.5 30.1 35 - Other non-cash items 9.1 27.0 (66) Net working capital movements 46.9 8.1 - Cash generated by trading activities 119.4 140.2 (15) Tax payments (20.0) (4.9) - Deposit with ATO (3.1) (1.0) - Interest paid (net) (1.5) (2.8) 46 Net Operating Cash Flow 94.8 131.5 (28) Purchases of property, plant & equipment (3.8) (16.5) 77 Equity issued 0.1 2.4 (96) Other (15.2) (7.9) (92) Movement in Net Cash 75.9 109.5 (31) Net Debt - 31 March 2008 (229.1) (153.9) (49) Net Debt - 30 June 2008 (153.2) (44.4) -

US$ Millions Q1'09 Q1'08 % Change USA and Europe Fibre Cement 3.5 14.7 76 Asia Pacific Fibre Cement 0.3 1.8 83 Total 3.8 16.5 77 Capital Expenditure

Key Ratios Q1' FY09 FY08 FY07 EPS (Diluted)1 9.6c 36.9c 49.3c Dividend Paid per share - 27.0c 9.0c Return on Shareholders' Funds1 19.9% 17.7% 24.0% Return on Capital Employed2 21.9% 24.2% 27.7% EBIT/ Sales (EBIT Margin)2 17.5% 19.2% 21.6% Gearing Ratio1 15.4% 21.5% 12.5% Net Interest Expense Cover1 32.0x 33.9x 51.2x Net Interest Paid Cover2 42.7x 22.0x 65.2x Net Debt Payback3 0.4yrs 0.7yrs 1.9 yrs 1 Excludes asbestos adjustments, AICF SG&A expenses and AICF interest income 2 Excludes asbestos adjustments and AICF SG&A expenses 3 Excludes payments under the Amended FFA

Results significantly affected by further declines in US housing market Strong operating cash flows despite challenging market US organisational cost base further reduced as part of business re-set implemented in April 2008 Net operating line materially affected by asbestos adjustments Results remain subject to fluctuation in A$ : US$ exchange rate for foreseeable future US$0.01 change in A$:US$ exchange rate = approximately US$8.0 million foreign exchange gain/loss on asbestos liability Summary

Questions & Answers

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; statements regarding tax liabilities and related proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations concerning indemnification obligations; expectations concerning the costs associated with the suspension of operations at our Blandon Pennsylvania and Plant City, Florida plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information - Risk Factors" beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Endnotes Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos - EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes. Q1 Q1 US$ Millions FY 2009 FY 2008 EBIT $ 22.9 $ 75.0 Asbestos: Asbestos adjustments 40.5 30.1 AICF SG&A expenses 0.6 0.6 EBIT excluding asbestos 64.0 105.7 Net Sales $ 365.0 $ 424.4 EBIT margin excluding asbestos 17.5% 24.9%

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos - Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2009 FY 2008 Net operating profit $ 1.4 $ 39.1 Asbestos: Asbestos adjustments 40.5 30.1 AICF SG&A expenses 0.6 0.6 AICF interest income (0.9) (1.6) Tax expense related to asbestos adjustments - 0.4 Net operating profit excluding asbestos $ 41.6 $ 68.6

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos - Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2009 FY 2008 Net operating profit excluding asbestos $ 41.6 $ 68.6 Weighted average common shares outstanding - Diluted (millions) 432.2 469.4 Diluted earnings per share excluding asbestos (US cents) 9.6 14.6

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos - Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes. Q1 Q1 US$ Millions FY 2009 FY 2008 Operating profit before income taxes $ 21.8 $ 75.5 Asbestos: Asbestos adjustments 40.5 30.1 AICF SG&A expenses 0.6 0.6 AICF interest income (0.9) (1.6) Operating profit before income taxes excluding asbestos $ 62.0 $ 104.6 Income tax expense (20.4) (36.4) Tax expense related to asbestos adjustments - 0.4 Income tax expense excluding asbestos (20.4) (36.0) Effective tax rate excluding asbestos 32.9% 34.4%

Non-US GAAP Financial Measures (continued) EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. Q1 Q1 US$ Millions FY 2009 FY 2008 EBIT $ 22.9 $ 75.0 Depreciation and amortisation 14.0 14.2 EBITDA $ 36.9 $ 89.2

In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 37. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet or mmsf" and "thousand square feet or msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos", EBIT margin excluding asbestos", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos" , "Effective tax rate excluding asbestos" and EBITDA). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year. James Hardie Q1 FY09 Results 20 August 2008